UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04009718

March 1, 2004

William Gleeson
Preston Gates & Ellis LLP
925 Fourth Avenue, Suite 2900
Seattle, WA 98104-1158

Act: 1934
Section:
Rule: 14A-8
Public Availability: 3/1/2004

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

Dear Mr. Gleeson:

This is in response to your letter dated January 15, 2004 concerning the shareholder proposal submitted to Alaska Air Group by Donald Flinn. We also have received correspondence on behalf the proponent February 13, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. Donald Flinn
c/o Richard D. Foley
6040 N. Camino Arturo
Tucson, AZ 85718

76642

Preston|Gates|Ellis LLP

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Donald Flinn (the ***"Proponent"***)

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson/ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. Donald Flinn (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel, which is set forth in Exhibit C.

The Proposal recommends that the Board of Directors of the Company (the "***Board***") adopt a cumulative voting bylaw and is accompanied by a supporting statement.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IF IMPLEMENTED, IT WOULD CAUSE THE COMPANY TO VIOLATE APPLICABLE LAW

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As a Delaware corporation, Alaska is subject to the Delaware General Corporation Law ("***DGCL***"). In particular, a Delaware corporation must comply with each provision of the DCGL. As explained below, implementation of the Proposal as written would cause the company to violate Section 214 of the DGCL.

Under Delaware law, cumulative voting is a matter governed by the certificate of incorporation, not the bylaws. Section 214 of the DGCL provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified

circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

The Company's Restated Certificate of Incorporation does not provide for cumulative voting as allowed by Section 214 of the DGCL.

Under the DGCL, a bylaw providing for cumulative voting would be ineffective. In order to provide for cumulative voting, it would be necessary to amend the Company's Restated Certificate of Incorporation.

Delaware law governs a company's ability to amend its certificate. Amendment of the certificate, other than through the procedure mandated by DGCL Section 242(b)(1), is beyond the Company's power and authority and would violate the DGCL. Amending the bylaws as a means of amending the certificate does not comply with the procedures of Section 242(b)(1) of the DCGL. Accordingly, for the reasons cited above, the Proposal, if implemented, would cause the Company to violate Delaware law because it requires an amendment to the Company's Restated Certificate of Incorporation, rather than its Bylaws. *See* SEC No-Action Letter, The Boeing Company (March 4, 1999) (Staff confirming that a proposal to amend the Bylaws to add a bylaw that would have the effect of negating a supermajority voting provision on the certificate was excludable because it would cause Boeing to violate state law); SEC No-Action Letter, PacifiCorp, Inc. (February 24, 1994) (Staff confirming that a proposal to amend the company's bylaws to require shareholder approval of future executive compensation plans was excludable because the proposal was in the form of an amendment to the company's bylaws rather than the company's articles of incorporation); *see also* SEC No-Action Letter, Comtech Telecommunications Corp. (September 8, 1991).

II. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *"Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of a board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders."*

The Proponent fails to substantiate the claim that "cumulative voting increases the possibility of electing at least one director with an independent viewpoint" or the claim that "cumulative voting is more likely to broaden the perspective of a board." Because no support is provided for these assertions, the statement should be excluded or recast as an opinion, or support should be provided.

In addition, no support is provided for the claim that cumulative voting will "help achieve the objective of the Board representing all shareholders." Accordingly, support should be provided, or the statement should be excluded or recast as an opinion.

2. *"Cumulative voting allows a significant group of shareholders—like employee shareholders—to elect at least one director bringing an independent perspective to Board decisions."*

This paragraph implies, without factual foundation, that the Board lacks an independent perspective. No evidence is provided to support this assertion. Accordingly, the paragraph should be deleted, substantiated, or clearly recast as an opinion.

Furthermore, no support is provided to support the claims that (i) the employee shareholders (or any significant subset of employee shareholders) are, or act as, a "group," (ii) employee shareholders acting as a group would "elect at least one director bringing an independent perspective to Board decisions," or (iii) employee shareholders are a "significant group," that is, a group whose holdings are sufficient to elect at least one director. The paragraph should be deleted, substantiated, or clearly recast as an opinion.

3. *"Vote yes for cumulative voting and the opportunity for a more independent perspective to enhance our Board."*

No evidence is provided to support the claim that cumulative voting will bring a "more independent perspective to enhance our Board." The statement should be deleted, substantiated, or clearly recast as an opinion.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 5 -- CUMULATIVE VOTING

Resolved: Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

Horizon Air Captain Donald Flinn submits this proposal. He can be contacted toll free at 1-866-286-8387 (1866-2voteus) or via <www.votepal.com>.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of a board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect at least one but not all the directors.

Cumulative voting allows a significant group of shareholders—like employee stockholders—to elect at least one director bringing an independent perspective to Board decisions.

As an employee shareholder involved with other employees creating wealth for the stakeholders, I believe it's only right that we are empowered with a tool which would enable us to actively protect our investment in our company.

Vote yes for cumulative voting and the opportunity for a more >independent perspective to enhance our Board.

CUMULATIVE VOTING -- YES ON No. 5

EXHIBIT C

January 15, 2004

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Donald Flinn (the *"**Proponent**"*)

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this opinion of counsel in connection with the stockholder proposal (the "Proposal") of Mr. Donald Flinn.

The Proposal seeks to have the Company's board of directors adopt a bylaw providing for cumulative voting. We have advised the Company that under the Delaware General Corporation Law ("***DGCL***"), a bylaw providing for cumulative voting would be ineffective and that in order to provide for cumulative voting, it would be necessary to amend the Company's Restated Certificate of Incorporation. The reasons for this position are set forth below.

As a Delaware corporation, Alaska is subject to the ***DGCL***. In particular, a Delaware corporation must comply with each provision of the DCGL. As explained below, implementation of the Proposal as written would cause the company to violate Section 214 of the DGCL.

Under Delaware law, cumulative voting is a matter governed by the certificate of incorporation, not the bylaws. Section 214 of the DGCL provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them

among the number to be voted for, or for any 2 or more of them as such holder may see fit.

The Company's Restated Certificate of Incorporation does not provide for cumulative voting as allowed by Section 214 of the DGCL.

Accordingly, under the DGCL, a bylaw providing for cumulative voting would be ineffective. In order to provide for cumulative voting, it would be necessary to amend the Company's Restated Certificate of Incorporation.

Very truly yours,

Preston Gates & Ellis LLC

By: William Gleeson / ckV
William Gleeson

February 13, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402 450 Fifth Street, NW
Washington, DC 20549

Alaska Air Group, Inc. Shareholder
Response to No Action Request
Proposal--Shareholder Voting: Cumulative Voting
Mr. Donald Flinn, Horizon Air Worker/Proponent

VIA OVERNIGHT MAIL and FACSIMILE

Enclosures: (1) Proponents Exhibit Z; (2) Alaska Air Group, Inc. ("company") or ("AAG") No Action Letter and Exhibits

Dear Ladies and Gentlemen of the Commission:

This letter addresses the company's no action request on the proposal referenced above. We request that receipt of this letter be acknowledged by stamping the enclosed copy of this letter and returning it to me in the enclosed SASE. If you have any comments or questions concerning my response, please contact:

(520) 742-5168; fax (520) 742-6963--or via <rerailer@earthlink.net> or via <info@votepal.com>; postal mail: Mr. Donald Flinn c/o Richard D. Foley, 6040 N. Camino Arturo, Tucson AZ 85718

Please be advised that Mr. Flinn is ready, willing an able to recast and revise his proposal based upon the guidance of the Staff.

The company's main argument is to exclude this proposal under Rule 14a-8(i)(2), because if implemented it would cause the company to violate applicable law. More specifically, the company argues that "Under Delaware law, cumulative voting is a matter governed by the certificate of incorporation, not the bylaws" as the proposal states.

This was a mistake in the proposal that could have been easily rectified by the company's legal staff, but unfortunately the company chose to immediately file with the Commission a no-action letter first without contacting Mr. Flinn..

Another company argument is to exclude this proposal under provisions of Rule 14a-8(i)(3) leading to Rule 14a-9 because it feels statements contained therein are "false and misleading."

Shareholder participation in corporate governance via writing and submitting proposals is defined in simple English in the Question-and-Answer portion of Commission's instructions. We believe that the most reasonable understanding of this format is that it expects corporations to communicate with shareholder proponents to resolve structural and procedural details before appealing for guidance on disputed points to the Commission. The company declined to take this approach.

We think that the company's argument to exclude is a prime example of what is described in the following quotation by Mr. Martin Dunn, Associate Director (Legal) of the SEC's Division of Corporation Finance:

"DUNN: If I can interject one thing. I would say the one thing we see that we are spending more of our time on is what we always call the "(i)(3)" stuff regarding false and misleading information. We're spending more of our time parsing through sentences that companies are displeased with or think violate the proxy rules. I don't know what we can do to reverse the trend of companies not properly presenting their arguments. We tried to be clear about the process in the Staff Legal Bulletin. But I have definitely seen that we are spending more and more of our time dealing with sub-issues Instead of broader issues. And if there are any ideas that anybody has as to how to make that less of the focus, I would love to hear them."

--Source: "Shareholder Proposals: What to Expect in the 2002 Proxy Season"
Teleconference Transcript - Tuesday, November 27, 2001
http://www.realcorporatelawyer.com/misc/teletran.html

Other Members of the Panel:
* Pat McGurn, Director of Corporate Programs, Institutional Shareholder Services
* Nell Minow, Editor, The Corporate Library
* John Wilcox, Vice Chairman, Georgeson Shareholder
* Beth Young, Corporate governance consultant, former Shareholder Initiatives Coordinator, AFL-CIO

We feel that the right for shareholders to vote cumulatively is an important tool to strengthen corporate governance. We feel this is a legitimate topic for the shareholders to decide.

However, wherever the Staff agrees that a word, phrase or sentence appears to impinge on its standard of false or misleading statements, Mr. Flinn is eager to comply with the guidance for recasting and clarifying.

While we think that this proposal is clear and easy to understand, nevertheless, wherever the Staff agrees that this proposal fails to rise to other required standards, Mr. Flinn is eager to comply with the guidance for recasting and clarifying.

In our review of this company opposition arguments to shareholder proposals published in its 2003 Proxy Statement, we found a multitude of what we consider false and misleading statements. We will be more vigilant of such statements in the 2004 Proxy Statement.

Please be assured of our utmost desire to be in compliance with not only the letter of the law, but just as importantly the spirit of the law.

Thank you for this opportunity to counter the company's request for a no-action letter.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

Respectfully,

Steve Nieman

Steve Nieman "for" Donald Flinn

cc: Donald Flinn
File
Terry Dayton
Votepal.com
Alaska Air Group, Inc.
Dennis P. Barron, Esq
Windle Turley, Esq.
EDGAR--SEC

ATTACHMENT Z

Four-Year Record of Alaska Air Group, Inc.'s Unresponsiveness to Majority-Winning Votes on Shareholder Proposals

2000

Stockholder proposal to reinstate simple majority voting--passed by 66%.

2001

Stockholder proposal to reinstate simple majority voting--passed again by 69%.

Stockholder proposal to recommend the annual election of directors--passed by 70%.

2002

Stockholder proposal to reinstate simple majority voting--passed again by 86%.

2003

Stockholder proposal to reinstate simple majority voting--passed again by 51%.

Stockholder proposal recommending the annual election of directors--passed again by 70%.

Stockholder proposal recommending the board not adopt a stockholder rights plan unless it has been submitted to a stockholder vote--passed by 82%

Stockholder proposal requesting a policy of expensing future stock options--passed by just over 50%.

William Gleeson
WilliamG@prestongates.com

January 15, 2004

Via Federal Express

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Donald Flinn (the "***Proponent***")

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. ("***Alaska***" or the "***Company***") and submit this letter on behalf of the Company.

Pursuant to Rule 14a-8(j) of the rules and regulations promulgated under the Securities Exchange Act of 1934, as amended (the "***Act***"), enclosed herewith for filing are six copies of a stockholder proposal and supporting statement submitted by the Proponent, for inclusion in the proxy to be furnished to stockholders by Alaska in connection with its annual meeting of stockholders to be held on May 18, 2004. Also enclosed for filing are six copies of a statement, attached hereto as Exhibit A, outlining the reasons the Company deems the exclusion of the Proponent's proposal from its proxy statement and form of proxy to be proper. Alaska hereby respectfully requests that the staff of the Division of Corporate Finance (the "***Staff***") concur in its opinion.

By copies of this letter and the enclosed material, the Company is notifying the Proponent and his representative of its intention to exclude this proposal from its proxy statement and form of proxy. The Company currently plans to file its definitive proxy soliciting material with the Securities and Exchange Commission (the "***Commission***") on or about April 5, 2004.

Kindly acknowledge receipt of this letter and the enclosed material by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope. If you have any questions regarding the enclosed, please feel free to call me at the (206) 370-5933 or Christopher Visser at (206) 370-8343.

Very truly yours,

PRESTON GATES & ELLIS LLP

By William Gleeson/ckv
William Gleeson

WG:cw

Enclosures

EXHIBIT A

STATEMENT OF INTENT TO EXCLUDE STOCKHOLDER PROPOSAL

On behalf of our client, Alaska Air Group, Inc., a Delaware corporation ("***Alaska***"), we submit this statement of intent to exclude the stockholder proposal and supporting statement (the "***Proposal***"), submitted by Mr. Donald Flinn (the "***Proponent***"), a copy of which is annexed hereto as Exhibit B, for inclusion in Alaska's proxy statement and form of proxy for Alaska's 2004 Annual Meeting of Stockholders (collectively, the "***2004 Proxy Materials***") to be distributed to stockholders in connection with the Annual Meeting of Stockholders to be held on May 18, 2004. The Proponent has appointed Mr. Richard D. Foley to be his representative for all issues pertaining to the Proposal.

As counsel to the Company, we have provided advice to the Company on Delaware law as it relates to the Proposal. That advice is reflected below in discussions of Delaware law and reflects our opinion of counsel, which is set forth in Exhibit C.

The Proposal recommends that the Board of Directors of the Company (the "***Board***") adopt a cumulative voting bylaw and is accompanied by a supporting statement.

On behalf of our client, we hereby notify the Staff of Alaska's intention to exclude the Proposal from its 2004 Proxy Materials pursuant to Rule 14a-8(i)(2) and Rule 14a-8(i)(3) because the Proposal contains numerous false and misleading statements in violation of Rule 14a-9. We respectfully request that the Staff concur in our view that the Proposal is excludable for the reasons set forth below.

I. THE PROPOSAL MAY BE EXCLUDED UNDER RULE 14a-8(i)(2) BECAUSE IF IMPLEMENTED, IT WOULD CAUSE THE COMPANY TO VIOLATE APPLICABLE LAW

Rule 14a-8(i)(2) provides that a registrant may exclude a proposal "if the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject."

As a Delaware corporation, Alaska is subject to the Delaware General Corporation Law ("***DGCL***"). In particular, a Delaware corporation must comply with each provision of the DCGL. As explained below, implementation of the Proposal as written would cause the company to violate Section 214 of the DGCL.

Under Delaware law, cumulative voting is a matter governed by the certificate of incorporation, not the bylaws. Section 214 of the DGCL provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified

circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them among the number to be voted for, or for any 2 or more of them as such holder may see fit.

The Company's Restated Certificate of Incorporation does not provide for cumulative voting as allowed by Section 214 of the DGCL.

Under the DGCL, a bylaw providing for cumulative voting would be ineffective. In order to provide for cumulative voting, it would be necessary to amend the Company's Restated Certificate of Incorporation.

Delaware law governs a company's ability to amend its certificate. Amendment of the certificate, other than through the procedure mandated by DGCL Section 242(b)(1), is beyond the Company's power and authority and would violate the DGCL. Amending the bylaws as a means of amending the certificate does not comply with the procedures of Section 242(b)(1) of the DCGL. Accordingly, for the reasons cited above, the Proposal, if implemented, would cause the Company to violate Delaware law because it requires an amendment to the Company's Restated Certificate of Incorporation, rather than its Bylaws. *See* SEC No-Action Letter, The Boeing Company (March 4, 1999) (Staff confirming that a proposal to amend the Bylaws to add a bylaw that would have the effect of negating a supermajority voting provision on the certificate was excludable because it would cause Boeing to violate state law); SEC No-Action Letter, PacifiCorp, Inc. (February 24, 1994) (Staff confirming that a proposal to amend the company's bylaws to require shareholder approval of future executive compensation plans was excludable because the proposal was in the form of an amendment to the company's bylaws rather than the company's articles of incorporation); *see also* SEC No-Action Letter, Comtech Telecommunications Corp. (September 8, 1991).

II. THE PROPOSAL OR PORTIONS THEREOF MAY BE EXCLUDED UNDER RULE 14a-8(i)(3) BECAUSE IT IS FALSE AND MISLEADING, IN VIOLATION OF RULE 14a-9.

The Proposal or portions thereof may be excluded under Rule 14a-8(i)(3) because it contains numerous statements that are false and misleading, in violation of Rule 14a-9. As discussed below, the number of statements that must be excluded or substantially revised renders the Proposal false and misleading. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein.

We believe that the following statements in the Proposal are false and/or misleading:

1. *"Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of a board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders."*

The Proponent fails to substantiate the claim that "cumulative voting increases the possibility of electing at least one director with an independent viewpoint" or the claim that "cumulative voting is more likely to broaden the perspective of a board." Because no support is provided for these assertions, the statement should be excluded or recast as an opinion, or support should be provided.

In addition, no support is provided for the claim that cumulative voting will "help achieve the objective of the Board representing all shareholders." Accordingly, support should be provided, or the statement should be excluded or recast as an opinion.

2. *"Cumulative voting allows a significant group of shareholders—like employee shareholders—to elect at least one director bringing an independent perspective to Board decisions."*

This paragraph implies, without factual foundation, that the Board lacks an independent perspective. No evidence is provided to support this assertion. Accordingly, the paragraph should be deleted, substantiated, or clearly recast as an opinion.

Furthermore, no support is provided to support the claims that (i) the employee shareholders (or any significant subset of employee shareholders) are, or act as, a "group," (ii) employee shareholders acting as a group would "elect at least one director bringing an independent perspective to Board decisions," or (iii) employee shareholders are a "significant group," that is, a group whose holdings are sufficient to elect at least one director. The paragraph should be deleted, substantiated, or clearly recast as an opinion.

3. *"Vote yes for cumulative voting and the opportunity for a more independent perspective to enhance our Board."*

No evidence is provided to support the claim that cumulative voting will bring a "more independent perspective to enhance our Board." The statement should be deleted, substantiated, or clearly recast as an opinion.

In conclusion, based upon the foregoing analysis, we respectfully request that the Staff take no action if Alaska excludes the Proposal from its 2004 Proxy Materials. If the Staff is unable to concur with our conclusion that the Proposal should be excluded in its entirety because of the numerous unsubstantiated, false and misleading statements contained therein, we respectfully request that the Staff recommend exclusion of the statements discussed herein. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position.

EXHIBIT B

No. 5 -- CUMULATIVE VOTING

Resolved: Shareholders recommend that our Board of Directors adopt a cumulative voting bylaw. Cumulative voting means that each shareholder may cast as many votes as equal the number of shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such cumulated votes for a single candidate or split votes between one or more candidates, as each shareholder sees fit.

Horizon Air Captain Donald Flinn submits this proposal. He can be contacted toll free at 1-866-286-8387 (1866-2voteus) or via <www.votepal.com>.

Cumulative voting increases the possibility of electing at least one director with an independent viewpoint. Cumulative voting is more likely to broaden the perspective of a board, particularly in encouraging directors independent of management. This will help achieve the objective of the Board representing all shareholders.

Cumulative voting provides a voice for minority holdings, while not interfering with corporate governance by the voting majority of the Board. Only cumulative voting gives proportionate weight to votes by such stockholders whose holdings are sufficiently significant to elect at least one but not all the directors.

Cumulative voting allows a significant group of shareholders—like employee stockholders—to elect at least one director bringing an independent perspective to Board decisions.

As an employee shareholder involved with other employees creating wealth for the stakeholders, I believe it's only right that we are empowered with a tool which would enable us to actively protect our investment in our company.

Vote yes for cumulative voting and the opportunity for a more >independent perspective to enhance our Board.

CUMULATIVE VOTING -- YES ON No. 5

EXHIBIT C

January 15, 2004

Securities and Exchange Commission
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, D.C. 20549

Re: Stockholder Proposal to Alaska Air Group, Inc. of Mr. Donald Flinn (the ***"Proponent"***)

Ladies and Gentlemen:

We are counsel to Alaska Air Group, Inc. (***"Alaska"*** or the ***"Company"***) and submit this opinion of counsel in connection with the stockholder proposal (the "Proposal") of Mr. Donald Flinn.

The Proposal seeks to have the Company's board of directors adopt a bylaw providing for cumulative voting. We have advised the Company that under the Delaware General Corporation Law (***"DGCL"***), a bylaw providing for cumulative voting would be ineffective and that in order to provide for cumulative voting, it would be necessary to amend the Company's Restated Certificate of Incorporation. The reasons for this position are set forth below.

As a Delaware corporation, Alaska is subject to the ***DGCL***. In particular, a Delaware corporation must comply with each provision of the DCGL. As explained below, implementation of the Proposal as written would cause the company to violate Section 214 of the DGCL.

Under Delaware law, cumulative voting is a matter governed by the certificate of incorporation, not the bylaws. Section 214 of the DGCL provides:

> The certificate of incorporation of any corporation may provide that at all elections of directors of the corporation, or at elections held under specified circumstances, each holder of stock or of any class or classes or of a series or series thereof shall be entitled to as many votes as shall equal the number of votes which (except for such provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to such holder's shares of stock multiplied by the number of directors to be elected by such holder, and that such holder may cast all of such votes for a single director or may distribute them

among the number to be voted for, or for any 2 or more of them as such holder may see fit.

The Company's Restated Certificate of Incorporation does not provide for cumulative voting as allowed by Section 214 of the DGCL.

Accordingly, under the DGCL, a bylaw providing for cumulative voting would be ineffective. In order to provide for cumulative voting, it would be necessary to amend the Company's Restated Certificate of Incorporation.

Very truly yours,

Preston Gates & Ellis LLC

By: William Gleeson / ckV
William Gleeson

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 1, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alaska Air Group, Inc.
Incoming letter dated January 15, 2004

The proposal recommends that the board of directors adopt a bylaw providing for cumulative voting.

We are unable to conclude that Alaska Air has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Alaska Air may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(2).

We are unable to concur in your view that Alaska Air Group may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false and misleading under rule 14a-9. In our view, the proponent must:

- revise the paragraph that begins "Cumulative voting increases . . ." and ends ". . . representing all shareholders" to clarify that it reflects the proponent's opinion; and
- revise the paragraph that begins "Cumulative voting allows . . ." and ends ". . . to Board decisions" to clarify that it reflects the proponent's opinion.

Accordingly, unless the proponent provides Alaska Air with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Alaska Air omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Michael McCoy
Attorney-Advisor